Exhibit 99.(k)(2)

EXPENSE LIMITATION AGREEMENT

ARES PRIVATE MARKETS FUND
245 Park Avenue 44th Floor
New York, NY 10167

February 24, 2022

Ares Capital Management II LLC

245 Park Avenue 44th Floor

New York, NY 10167

Ladies and Gentlemen:

Ares Capital Management II LLC (the "Adviser") hereby agrees, until one year from the commencement of operations of Ares Private Markets Fund (the "Fund") (the "Limitation Period"), to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Advisory Fee, Incentive Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales and extraordinary expenses, if any) ("Other Expenses") do not exceed 0.30% per annum of the Fund's average monthly net assets of each class of the Fund's shares of beneficial interest ("Shares") (the "Expense Limitation").

With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Adviser reimburses in excess of the Expense Limitation for such class of Shares, provided the repayments do not cause the Fund’s Other Expenses for that class of Shares to exceed the Expense Limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense.

This Agreement will be governed by, construed under and interpreted and enforced in accordance with the laws of the state of New York, without regard to principles of conflicts of laws of any jurisdiction to the contrary and the applicable provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), if any. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Trustees of the Fund (the "Board"), including a majority of the Trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (the "Independent Trustees"). This Agreement may not be terminated by the Adviser prior to the expiration of the Limitation Period. This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend the Limitation Period for a period of one year on an annual basis, subject to approval of the Board, including a majority of the Independent Trustees, after the initial term of this Agreement.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,
ARES PRIVATE MARKETS FUND

		By:	/s/ Ian Fitzgerald
		Name:	Ian Fitzgerald
		Title:	Chief Legal Officer, General Counsel and Secretary
The foregoing Agreement is hereby accepted as of February 24, 2022
ARES CAPITAL MANAGEMENT II LLC

By:	/s/ Matthew Jill
Name:	Matthew Jill
Title:	Authorized Signatory

[Signature Page to Expense Limitation Agreement]